FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 27, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby reports the information on material fact, which was filed with Federal Commission for Securities Market of Russia under Russian law requirements.

Information on Material Fact

“Information on the Issuer’s Record Dates”

1. Full trade name of the issuer (full name for non-commercial organizations), administrative and legal status: Open Joint Stock Company Wimm-Bill-Dann Foods

2. Location of the issuer: 109028 Moscow, Yauzsky bulvar, 16/15, Room 306

3. Taxpayer Identification Number assigned to the issuer by tax authorities: 7709342399

4. Unique code of the issuer assigned by the registration body: 06005-A

5. Material fact code: 0806005A19042004

6. Internet address used by the issuer to publish material disclosures: wbd.ru/wbd/report/

7. Name of the printed periodical used by the issuer to publish material disclosures: Attachment to the Vestnik (Gazette) of the FCSM of Russia

8. Kind, category (type), series and other identification attributes of registered securities: ordinary book-entry registered securities

9. Purpose for which the list of registered security holders is being compiled: participation in the Annual General Meeting of Shareholders conducted in the form of a meeting.

10. Record date as of which the list of registered security holders is being compiled: May 5, 2004.

11. Date of the minutes of the meeting of the authorized governing body of the issuer which approved the resolution with respect to the date of compilation of the list of registered security holders of the issuer or another resolution that was used to determine the date of compilation of such list by using the computational method without approving a separate resolution with respect to the date of compilation of such list: April 19, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	April 27, 2004